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Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Rodney Alexander HOUSTON

Date of last notice

22 November 2005

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest

Direct

Nature of indirect interest

(including registered holder)

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

21 November 2006

No. of securities held prior to change

68,574

Class

Ordinary fully paid

Number acquired

6,464

Number disposed

Nil

Value/Consideration

Note: If consideration is non-cash, provide details and estimated valuation

Issued for nil consideration pursuant to Employee Share Plan ($1,000)

No. of securities held after change

75,038

Nature of change

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Issued pursuant to Employee Share Plan as approved at AGM.

Part 2 ? Change of directors interests in contracts

Detail of contract

N A

Nature of interest

Name of registered holder

(if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Appendix 3Y

Change of Directors Interest Notice

Appendix 3Y

Change of Directors Interest Notice

+ See chapter 19 for defined terms.

Appendix 3Y Page 2 21/11/06

+ See chapter 19 for defined terms.

21/11/06 Appendix 3Y Page 1